FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Sales of stakes in Cable Net Companies

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 10, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      x            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President Chief Financial Officer

October 10, 2007

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Sales of stakes in Cable Net Companies

Mitsui & Co., Ltd. (“Mitsui”) announced today that it has agreed with JAPAN CABLENET LIMITED (“JCN”) to sell 50.8% of its issued shares of CABLENET SAITAMA CO.,LTD. (“CNS”) and 50.0% of its issued shares of HINO CABLE TELEVISION INC. (“HiCT”)

This deal is in line with Mitsui’s corporate strategy under the current Medium-term Management Outlook, in which Mitsui has been reviewing its portfolio to create the value. The transaction is scheduled to be completed on 1st November, 2007 and approximately Yen 1.6 billion profit (after-tax) is expected through this sales.

Mitsui keeps the strategy of Media business unchanged, as one of Mitsui’s focusing business area. Adding new portfolio, World Hi-Vision Channel, Inc 100% owned by Mitsui, which starts new broad satellite (BS) broadcasting service in this December, Mitsui will develop further added value businesses to consumers.

Contact:

For further information, please contact:

Mitsui & Co., Ltd.	Mitsui & Co., Ltd.
Investor Relation Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7566
E-mail: infoTKADZ@mitsui.com

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Outline of CNS and HiCT

Company Name:	CABLENET SAITAMA CO., LTD.
Address:	1-17-12 Namiki, Kawaguchi-city, Saitama Japan
Capital:	¥ 2,700 million (as of March 31, 2007)
President:	Hiroshi Kubota
Foundation:	June 1, 1995
Business activity:	Cable TV, High-speed Internet and Telephony services

Company Name:	HINO CABLE TELEVISION INC.
Address:	4-2-2 Hino-honmachi, Hino-city, Tokyo Japan
Capital:	¥ 1,520 million (as of March 31, 2007)
President:	Norio Kameda
Foundation:	July 1, 1996
Business activity:	Cable TV, High-speed Internet and Telephony services